EXHIBIT 21
OLD NATIONAL BANCORP
SUBSIDIARIES OF THE REGISTRANT
AS OF DECEMBER 31, 2024

Name of Subsidiary	Jurisdiction of Incorporation	Business Name of Subsidiary

1834 Investment Advisors Co.	Wisconsin	1834 Investment Advisors Co.

Old National Bank	United States of America	Old National Bank